(Excerpt Translation)

December 20, 2016

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in November 2016 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,337,997,492 shares
Total number of shares changed during the Current Month	▲75,000,000 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(▲75,000,000 shares	)
Number of listed shares as of the end of the Current Month	3,262,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
8th series	8,900 shares	(0 shares	)	(8,900 shares	)
9th series	5,800 shares	(0 shares	)	(5,800 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
8th series	JPY 36,970,600	(JPY 0)	(JPY 36,970,600)
9th series	JPY 18,287,400	(JPY 0)	(JPY 18,287,400)